

May 19, 2005

via facsimile and U.S. mail

Mr. David Gandossi
Chief Financial Officer
Mercer International Inc.
14900 Interurban Avenue South, Suite 282
Seattle, WA 98168

> Re: **Mercer International Inc.**
>   Form 10-K, Filed March 15, 2005
>   Form 10-Q, Filed May 10, 2005
>   File No. 0-09409

Dear Mr. Gandossi:

We have reviewed the above filings and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Business

Raw Materials, page 14

1.   We note your disclosure on page 15 indicating your Stendal Mill operation engages in trading activities to sell or trade with others in order to optimize fiber mix for the mill. Tell us how you are accounting for these transactions. Quantify the effects of revenue and expense recognition for each period presented. Describe the manner of presentation.

Pulp Cash Production Costs, page 17

2.   We note you disclose various non-GAAP measures, including Pulp Cash Production Costs, Operating EBITDA, and consolidated results excluding derivative items relating to the Stendal Mill. As such, it appears you may need to revise your disclosure to provide the additional information required by Item10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please contact us regarding this matter if you require further clarification.

Report of Independent Registered Charted Accountants, page 82

3.   We note your audit report was signed by the Deloitte & Touche, LLP office based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada, given that the majority of your assets are located Germany; the majority of your revenues are derived from Europe; and your corporate offices are located in the United States. Indicate whether your management and accounting records are located in the United States or Canada; identify the location where the majority of audit work is conducted.

Please understand that we generally interpret the guidance in Article 2 of Regulation S-X as requiring the audit report of a domestic filer to be rendered by an auditor licensed in the United States. For further clarification, refer to Section V.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" located on our website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

Consolidated Statements of Cash Flows, page 88

4.   We note that although you have received investment grants from the German Government, you have not reflected the cash flows arising from these grants in your Statement of Cash Flows. Tell us why you believe your Statement of Cash Flows should not include the receipt of grants as a financing activity, and the disbursements as an

increase in the purchases of property plant and equipment. Identify the authoritative guidance you believe supports your presentation of the investment grant cash flows.

Note 1 – The Company and Summary of Significant Accounting Policies, page 89

Property, Plant and Equipment

5.   Please expand your disclosure to clarify whether you have recorded asset retirement obligations in your financial statements. Please provide the disclosures required by paragraph 22 of SFAS 143. If you believe the information is not material, you may submit this on a supplemental basis for purposes of this review. Indicate the extent to which costs relating to landfills are covered by your asset retirement obligations.

Note 6 – Property Plant and Equipment, page 96

6.   Tell us whether the financial statement impact of your change in useful life of your Rosenthal mill represents the reduced depreciation expense for only the six-month period ended December 31, 2004, or if your adjustment also includes a reversal of amounts expensed prior to July 1, 2004.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mercer International Inc.
May 19, 2005
page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing) or in response to our comments on your filings.

       You may contact Kevin Stertzel at (202) 824-5374 or Karl Hiller at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

       Sincerely,

       H. Roger Schwall
       Assistant Director